SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Hippo Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

433539103

(CUSIP Number)

Kiyotaka Shuto

Mitsui Sumitomo Insurance Co., Ltd.

9, Kanda-Surugadai

3-chome, Chiyoda-Ku

Tokyo, Japan

+81–3–3259–1302

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 433539103	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] MS&AD Insurance Group Holdings, Inc. Mitsui Sumitomo Insurance Co., Ltd. (TIN: 13-1957438)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,090,110
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,090,110
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.46% *
14	TYPE OF REPORTING PERSON IC

*

Based on 24,429,711 shares of Common Stock, par value $0.0001 per share, of Hippo Holdings Inc. (the “Issuer”) outstanding as of April 22, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2024.

2024. Explanatory Note

This Amendment No. 2 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by MS & AD Insurance Group Holdings and Mitsui Sumitomo Insurance Co., Ltd. with the SEC on August 12, 2021, as amended by Amendment No. 1 thereto filed with the SEC on February 29, 2024 (the “Schedule 13D”). Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. A capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The information set forth in the cover page above is incorporated herein by reference.

(c) During the 60-day period prior to the date of this Amendment No. 2, the Reporting Persons sold the number of shares of Common Stock indicated below pursuant to open market transactions:

Date	Number of Shares	Average Price Per Share
5/7/24	8,162	$18.38
5/8/24	3,598	18.61
5/9/24	4,904	18.51
5/10/24	2,010	18.40
5/13/24	3,345	18.47
5/14/24	5,131	18.43
5/15/24	400	18.31
5/16/24	500	17.74
5/17/24	7,764	17.62
5/20/24	6,837	17.92
5/21/24	4,191	17.91
5/22/24	300	17.75
5/23/24	369	17.77
5/24/24	5,988	18.09
5/28/24	10,000	18.54
5/29/24	500	18.46
5/30/24	4,632	18.06
5/31/24	600	18.11
6/3/24	1,723	17.64
6/5/24	5,000	17.75
6/6/24	5,000	17.76
6/7/24	2,943	18.48
6/10/24	1,539	18.01
6/12/24	1,471	17.86
6/24/24	200	16.21
6/27/24	5,000	16.47

(d)–(e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 1, 2024

MITSUI SUMITOMO INSURANCE CO., LTD.

/s/ Kiyotaka Shuto
Kiyotaka Shuto Authorized Signatory